March 27, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

 Claire Erlanger

 Jennifer Angelini

 Geoffrey Kruczek

Re:	Comment Letter dated September 12, 2023

 JBS B.V.

 Amendment No. 1 to Registration Statement on Form F-4

 Filed September 1, 2023

 File No. 333-273211

Ladies and Gentlemen:

JBS B.V. (the “Company”) is submitting this letter in response to the comment letter dated September 12, 2023 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Registration Statement on Form F-4, filed with the Commission on September 1, 2023 (as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect Company updates and developments. In addition, Amendment No. 2 includes JBS S.A.’s audited consolidated financial information as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, and the related notes thereto.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Form F-4

General

1.	We note your revisions in relation to the treatment of ADSs in connection with the restructuring. Please address the following items:

•

Include dates relevant to ADS holders within the list of Important Dates on page iii. Include, without limitation, the record date for ADS voting, the record date for ADS cash dividend eligibility, the suspension date for issuance/cancellation of ADS, the ADS Exchange Date, and the date the ADS program will be terminated.

•	Quantify the fee that will be deducted from the cash dividend payable to ADS holders and highlight the difference in treatment between ADS holders and other shareholders.

•

Revise disclosure on page xx under the caption “Will all JBS S.A. Shareholders and JBS S.A. ADS Holders receive the same consideration?” to describe the various fees that BDR and/or ADS holders will be charged, but not your controlling shareholders and senior management receiving performance bonus shares; conform disclosure elsewhere as appropriate.

•

We note disclosure on page 215 that ADS holders must include “proof satisfactory to our board of directors” with a request to convert Class A to Class B shares. Please revise to clarify what type of proof will be deemed satisfactory, including any translation or other requirements.

•

Include disclosure regarding notice of termination, sale of shares underlying non-surrendered ADSs, and other actions in connection with the termination of the ADS program, similar to disclosure that previously appeared on page 80.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in response, as follows:

•	On pages iii-iv of Amendment No. 2, the Company has included the dates relevant to ADS holders.

•

On pages xix, xxi, xxii, 10, 16, 70 and 76 of Amendment No. 2, the Company has quantified the fee that will be deducted from the cash dividend payable to ADS holders and highlighted the difference in treatment between ADS holders and other shareholders.

•

On pages iv and xxi-xxii of Amendment No. 2, the Company has described the various fees that BDR and/or ADS holders will be charged, but not the Company’s controlling shareholders and senior management receiving performance bonus shares.

•	On pages 77 and 208 of Amendment No. 2, the Company has clarified the type of proof that will be deemed satisfactory to convert Class A to Class B shares.

In addition, the Company respectfully informs the Staff that since the Company no longer intends to terminate the JBS S.A. ADS Program prior to the closing of the Proposed Transaction, the disclosures regarding notice of termination, sale of shares underlying non-surrendered ADSs, and other actions in connection with the termination of the JBS S.A. ADS Program are no longer applicable. Instead, JBS S.A. ADSs Holders will be entitled to participate in the JBS S.A. General Meeting and receive JBS N.V. Class A Common Shares in connection with the Proposed Transaction. The Company has revised the disclosure on pages iv, xxv and 76 of Amendment No. 2 to clarify that the JBS S.A. ADS Program will terminate automatically once all JBS S.A. ADSs are surrendered for exchange. Moreover, the process by which JBS S.A. ADSs will be surrendered and JBS N.V. Class A Common Shares received is detailed on pages 75-76 of Amendment No. 2.

Information about JBS S.A.

Regulation, page 116

2.

Please revise this section to describe regulation relating to deforestation, biodiversity, and/or specially protected areas to which you are subject or are expected to become subject, together with related risks. Include, without limitation, the EU Regulation on Deforestation-Free Products that came into effect in June 2023.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 44 and 116-126 of Amendment No. 2 in response.

Supply Chain Monitoring, page 122

3.

We note your disclosure that, “In October 2021, JBS S.A. adopted a Sustainability-Linked Framework establishing its commitment to a deforestation-free supply chain in Brazil, ensuring all suppliers comply with its policy of zero tolerance for illegal deforestation and other socio-environmental criteria outlined in its Responsible Procurement Policy.” Please revise to clarify whether this framework applies to your grain supply chain, in addition to your animal supply chain, disclose the material provisions of this framework, and indicate whether it is publicly available. Further disclose your policies relating to your grain supply chain, including measures adopted in response to regulatory requirements and your monitoring thereof, and the related risks.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 43, 125-126, 173, 174, 175 and 178 of Amendment No. 2 in response.

Description of Material Indebtedness

Sustainability-Linked CRAs

Sustainability Performance Target, page 187

4.

Please update references to your 2021 sustainability report to reflect information in your recently published 2022 sustainability report. In addition, please ensure that information contained in this section is fully reflected in your Regulation section, or include cross-references explaining that additional information related to sustainability matters is contained in this section.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 125 and 179 of Amendment No. 2 in response.

Exhibits

5.	Please file the tag-along agreement with LuxCo as an exhibit to your registration statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed the form of tag-along agreement with LuxCo as Exhibit 4.3 to Amendment No. 1 to the Registration Statement filed on September 1, 2023. Please note that this agreement is expected to be signed concurrently with the closing of the Proposed Transaction.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer

JBS B.V.

Donald E. Baker, Esq.

John R. Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP

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